.9/7

06014574

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Allied Telesis Holdings K.K.

*CURRENT ADDRESS 7-21-11 Nishi-Gotanda 7-Chome
Shinagawa-ku 141-0031
Tokyo, Japan

**FORMER NAME

**NEW ADDRESS

34980

FISCAL YEAR 12/31/05

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DAT : 6/21/06

82-34980

RECEIVED

2006 JUN -7 P 12:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALLIED TELESIS HOLDINGS K.K.
7-21-11, Nishi-Gotanda,
Shinagawa-ku, Tokyo 141-0031
Japan
Phone: +813-5437-6004
Facsimile: +813-5437-6008

12-31-05
AR/S

June 6, 2006

Attn: Ms. Mary A. Cascio
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Allied Telesis Holdings K.K.**
Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Ms. Cascio:

We, Allied Telesis Holdings K.K. (the "**Company**"), are writing to provide you the information you requested regarding our annual report and to submit all information required to be submitted subsequent to our initial application, dated April 27, 2006, for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

In addition to an English language summary of our annual report, we have enclosed all documents which were published, filed or distributed by the Company since April 27, 2006, the date of our initial application, and which are required to be submitted pursuant to Rule 12g3-2(b)(1)(i). Such documents are listed in Annex A hereto along with a brief description or adequate English summary, as appropriate, of any such documents for which no English language version has been prepared. We would be grateful if you could inform our U.S. counsel named below that the Company has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b).

All information and documents are being furnished pursuant to Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please direct questions or requests for additional information to our U.S. counsel in connection with this submission, Theodore A. Paradise or Michael T. Dunn of Davis Polk & Wardwell, Izumi Garden Tower 33F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan, telephone 011-813-5561-4421, facsimile 011-813-5561-4425.

Very truly yours,

Allied Telesis Holdings K.K.

By: [signature]
Name: Takayoshi Oshima
Title: Chairman & CEO

List of Documents Published, Filed or Distributed Since April 27, 2006 and Which Are Required to Be Submitted Pursuant to Rule 12g3-2(b)(1)(i) Along with a Brief Description or Adequate English Summary, as Appropriate, of any Such Documents for Which No English Language Version Has Been Prepared.

(Unless otherwise noted, documents have been prepared only in Japanese.)

---

1. **Annual Securities Report** dated March 31, 2006 submitted to the Kanto Local Finance Bureau describing the Company's capital, management, business, financial statements for the fiscal years ended December 31, 2004 and 2005 and other matters concerning the Company, including consolidated and non-consolidated audited annual financial statements. An English translation is attached as Exhibit A.

2. **Summary of Financial Results for the 1st Quarter Ended March 31, 2006 (Consolidated)** dated May 12, 2006 regarding the consolidated financial results for the 1st quarter ended March 31, 2006.

3. **Announcement dated May 31, 2006** reporting news about criminal charge by the Japanese Securities Exchange Law Surveillance Committee for a Japanese Securities Exchange Law (the "**SEL**") violation against a former operating officer of the Company. The Company stated that it had no connection with this matter and that the suspect left the Company in March 2005. The Company also stated that it would make additional efforts to prevent SEL violations such as insider trading.

4. **Announcement dated June 1, 2006** regarding the 12th issuance of warrants with a special clause and a part advanced redemption of the 2nd issuance of unsecured convertible bonds.

   <u>Details of the 12th Warrants</u>
   A total of 100 warrants with an aggregate issue price of ¥8.8 million exercisable from June 20, 2006 to June 20, 2008 to be issued and privately placed with Merrill Lynch Japan Securities Co., Ltd. which subscription rights are limited to certain periods by the Company and the Company has rights to have the holder use warrants in certain periods and up to certain number of shares.

   <u>Details of Advanced Redemption</u>

Name of the bonds	:	2nd issuance of unsecured convertible bonds
Due date for advanced redemption	:	July 3, 2006
Amount	:	¥2 billion
Price	:	¥100 per face value of ¥100

Qualitative information on earning forecasts:	No impact upon our forecasts for the current fiscal year ending December 2006.

82-34980

Securities and Exchange Commission

June 6, 2006

Exhibit A

Annual Securities Report

dated March 31, 2006

RECEIVED
2006 JUN -7 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

【Accounting】

1. Consolidated Financial Statement and Method to Produce It

(1) The consolidated financial statements of our company are produced in conformity to "The Rules and Regulations on terms, forms and methods to produce Consolidated Financial Statements" (Ministry of Finance Ordinance No 28 enforced in 1976; hereinafter referred to as the "Rules on Consolidated Financial Statements"). However, the Rules on Consolidated Financial Statements enforced prior to the revision have been applied though the provisions of Supplementary Clause 2 in the "Cabinet Office Ordinance to revise sections of the Rules and Regulations on the terms, forms and producing method for the Consolidated Financial Statements" (Cabinet Office Ordinance No. 5 enforced on January 30, 2004).

(2) The financial statements of our company are produced in conformity to "The Rules and Regulations on the terms, forms and producing method for the Financial Statements" (Ministry of Finance Ordinance No 59 enforced in 1963; hereinafter referred to as the "Rules on Financial Statements"). However, the Rules on Consolidated Financial Statements enforced prior to the revision have been applied though the provisions of Supplementary Clause 2 in the "Cabinet Office Ordinance to revise sections of the Rules and Regulations on the terms, forms and producing method for the Consolidated Financial Statements" (Cabinet Office Ordinance No. 5 enforced on January 30, 2004).

2. Audit Certification

The financial statements and consolidated financial statements of our company for the previous consolidated accounting term (January 1, 2004 to December 31, 2004) and the previous accounting term (January 1, 2004 to December 31, 2004), and for the current consolidated accounting term (January 1, 2005 to December 31, 2005) and the current business term (January 1, 2005 to December 31, 2005) have been audited by Deloitte Touche Tohmatsu under the provision set forth in the Item 2 of Article 193 within the Securities Exchange Law.

1 Consolidated Financial Statements

(1) Consolidated Financial Statements

(a) Consolidated Balance Sheet

		Previous Consolidated Accounting Term (end December 31, 2004)			Current Consolidated Accounting Term (end December 31, 2005)		
Items	Notes	Amount ('000 yen)		Ratio (%)	Amount ('000 yen)		Ratio (%)
(Assets)							
I Current Assets							
1. Cash and Deposits	*2		3,449,919			3,850,316	
2. Bills and Accounts receivable	*1		10,415,856			12,897,589	
3. Marketable securities			130,603			-	
4. Inventory assets			9,630,065			10,371,259	
5. Deferred tax assets			2,187,599			1,304,779	
6. Others			1,640,620			2,383,809	
Allowance for bad debt			-695,559			-723,449	75.9
Total Current Assets			26,759,105	73.1		30,084,304	
II Fixed Assets							
1. Tangible fixed assets							
(1) Buildings and structures		1,645,617			1,731,022		
Aggregate of depreciation deduction		564,342	1,081,275		671,392	1,059,629	
(2)Machinery and vehicles		1,191,286			1,323,879		
Aggregate of depreciation deduction		590,677	600,609		865,923	457,955	
(3) Tools and equipment		5,991,139			6,700,501		
Aggregate of depreciation deduction		3,551,058	2,440,080		4,571,509	2,128,991	
(4) Land			700,516			710,868	
(5) Construction in progress			53,031			11,522	
Total Tangible Fixed Assets			4,875,513	13.3		4,368,967	11.0
2. Intangible Fixed Assets							
(1) Consolidated adjustment account			1,153,221			1,060,197	
(2) Others			1,017,400			836,888	
Total Intangible Fixed Assets			2,170,622	5.9		1,897,085	4.8
3. Investment and Other Assets							
(1) Investment in securities			516,468			864,292	
(2) Long-term Prepaid expenses			38,393			33,041	
(3) Deferred Tax Assets			1,548,824			1,562,990	
(4) Others			904,595			1,049,637	
Allowance for bad debt			-212,768			-200,077	
Total of Investment and Other Assets			2,795,513	7.7		3,309,884	8.3
Total of Fixed Assets			9,841,649	26.9		9,575,937	24.1
Total Assets			36,600,754	100.0		39,660,242	100.0

		Previous Consolidated Accounting Term (end December 31, 2004)		Current Consolidated Accounting Term (end December 31, 2005)	
Items	Notes	Amount ('000 yen)	Ratio (%)	Amount ('000 yen)	Ratio (%)
(Liabilities)					
I. Current Liabilities					
1. Bills payable and Account payable	*1	5,410,083		6,385,539	
2. Short-term Loan	*2, 3	7,412,754		7,464,993	
3. Long-term Loan repayable within one year	*3	5,303,200		4,561,378	
4. Corporate Bonds redeemable within one year		-		268,000	
5. Unpaid corporate tax		282,737		278,866	
6. Allowance for bonus payable		14,061		163,043	
7. Other		3,449,906		3,369,568	
Total Current Liabilities		21,872,743	59.8	22,491,389	56.7
II. Fixed Liabilities					
1. Corporate Bonds		-		532,000	
2. Long-term Loan	*3	5,595,718		4,756,424	
3. Allowance for retirement		534,165		534,591	
4. Other		174,496		109,980	
Total of Fixed Liabilities		6,304,380	17.2	5,932,996	15.0
Total Liabilities		28,177,123	77.0	28,424,385	71.7
(Minority Equity)					
Minority Equity		712,450	1.9	292,047	0.7
(Shareholders' Equity)					
I. Capital		3,361,443	9.2	4,996,366	12.6
II. Capital surplus		5,461,082	14.9	7,126,908	18.0
III. Accumulated profit		-981,166	-2.7	-1,091,329	-2.8
IV Other gain/loss from appraisal of securities		-6,713	-0.0	47,312	0.1
V. Foreign Exchange Adjustment Account		-114,712	-0.3.	-123,982	-0.3
VI. Own shares		-8,753	-0.0	-11,466	0.0
Total of Capital		7,711,180	21.1	10,943,809	27.6
Total of Liabilities, Minority Equity and Capital		36,600,754	100.0	39,660,242	100.0

(b) Consolidated Profit and Loss Account

Items	Notes	Previous Consolidated Accounting Term (January 1,2004 – December 31, 2004) Amount ('000 yen)		Ratio (%)	Current Consolidated Accounting Term (January 1,2005 – December 31, 2005) Amount ('000 yen)		Ratio (%)
I. Sales			51,074,538	100.0		54,554,893	100.0
II. Cost of Sales			26,787,589	52.4		29,518,674	54.1
Gross profit margin			24,286,949	47.6		25,036,219	45.9
III. Sales and general administration expenses	*1,2		26,866,168	52.6		25,024,164	45.9
Operating profit/loss(-)			-2,579,219	-5.0		12,054	0.0
IV. Non-operating profit							
1. Interest received		29,537			30,829		
2. Dividend received		327			134		
3. Exchange profit		-			1,215,355		
4. Interest rate swap appraisal gain		29,934			25,972		
5. Forward-exchange contract appraisal gain		77,080			3,819		
6. Other		130,823	267,703	0.5	197,716	1,473,827	2.7
V. Non-operating expenses							
1. Interest paid		339,091			351,440		
2. Exchange loss		439,915			-		
3. Others		142,309	921,315	1.8	109,901	461,341	0.8
VI. Extraordinary profit			-3,232,832	-6.3		1,024,540	1.9
1. Gain on sale of fixed asset	*3	9,253			769		
2. Gain on sale of investment in securities		49,960			-		
3. Gain on variation in Consolidated subsidiary equity		-			4,786		
4. Other	*4	21,732	80,947	0.2	42,195	47,752	0.1

Items	Notes	Previous Consolidated Accounting Term (January 1,2004 – December 31, 2004) Amount ('000 yen)		Ratio (%)	Current Consolidated Accounting Term (January 1,2005 – December 31, 2005) Amount ('000 yen)		Ratio (%)
VII. Extraordinary loss							
1. Loss on sale of fixed assets	*6	6,404			321		
2. Loss on disposal of fixed assets	*5	37,520			41,622		
3. Appraisal loss on securities investments		479,649			40,904		
4. Transfer to allowance for bad debt		212,125	735,701	1.4	195	83,044	0.2
Current income/loss before tax adjustment			-3,887,586	-7.5		989,248	1.8
Corporate tax, resident tax and enterprise tax		428,834			444,690		
Adjustment in corporate tax		-409,969	18,865	0.0	1,027,979	1,472,670	2.7
Loss of minority shareholders			757,239	-1.5		452,093	-0.8
Current net loss			3,149,212	-6.2		31,328	-0.1

(c) The Consolidated Statement of Retained Profits

Items	Notes	Previous Consolidated Accounting Term (January 1,2004 – December 31, 2004) Amount ('000 yen)		Current Consolidated Accounting Term (January 1,2005 – December 31, 2005) Amount ('000 yen)	
(Capital Surplus)					
I. Capital surplus at beginning of term			5,292,515		5,461,082
II. Increase in capital surplus					
1. New share issues through capital expansion		168,567		-	
2. Exchange of shares		-		30,989	
3. Exercising of subscription rights		-	168,567	1,634,836	1,665,825
III. Capital surplus at the end of the term			5,461,082		7,126,908
(Accumulated profits)					
I. Accumulated profits at the beginning of the term			2,207,038		-981, 166
II. Increase in Accumulated profits		-	-	355	355
1. Exclusion from consolidation					
III. Decrease in Accumulated profits					
1. Dividends		38,992		79,190	
2. Current net loss		3,149,212	3,188,204	31,328	110,518
III. Accumulated loss at end of term			-981,166		-1, 091, 329

(d) The Consolidated Cash Flow Statement

		Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
Items	Notes	Amount ('000 yen)	Amount ('000 yen)
I. Cash flow from operating activity			
1. Current net profit/loss(-) before tax adjustment		-3,887,586	989,248
2. Depreciation expense		1,706,907	1,690,334
3. Amortization of Consolidated account adjustment		106,226	101,171
4. Change (-)in allowance for bad debt		372,349	-80,679
5. Change (-)in allowance for bonus payable		-100,095	149,233
6. Change (-)in allowance for retirement		77,289	-159
7. Change (-)in allowance for retirement benefits for directors		-38,308	-
8. Interest and dividend received		-29,863	-30,964
9. Interest paid		339,091	351,440
10. Exchange gain/loss		337,003	-1,000,336
11. Forward-exchange contract appraisal gain/loss		-77,080	3,819
12. Interest rate swap appraisal gain/loss		-29,934	25,972
13. Investment in securities appraisal loss		479,649	40,904
14. Gain on sale of investment in securities		-49,960	-
15. Gain/loss on sale of tangible fixed assets		-2,848	-447
16. Loss on write-off of tangible fixed assets		37,520	41,622
17. Gain on contribution to Tokumei Kumiai		-19,728	-42,195
18. Change (-)in account receivable		2,520,225	-436,512
19. Change (-)in inventory assets		-1,113,222	-253,859
20. Change (-)in purchase liabilities		7,509	-849,015
21. Change (-)in unpaid sales tax		-3,547	-
22. Others		-825,939	-990,125
Sub-total		-194,342	-290,550
23. Interest/dividend received		29,863	30,964
24. Interest paid		-338,511	-347,739
25. Corporate and other tax paid		-875,299	-885,815
Cash Flow from operating activity		-1,378,290	-1,493,141
II. Cash Flow from investment activity			
1. Expenses on acquisition of tangible fixed assets		-1,561,016	-650,942
2. Revenue on sale of tangible fixed assets		178,236	169,918
3. Expenses on acquisition of intangible fixed assets		-376,572	-278,837
4. Expenses on acquisition of investment in securities		-397,174	-302,475
5. Revenue on sale of investment in securities		118,413	50
6. Net increases in time deposits		-52,332	-
7. Expenses incurred by loan		-28,335	-2,073
8. Revenue incurred by repayment of loan		17,105	27,612
9. Others		-327,337	150,636
Cash Flow from investment activity		-2,429,012	-886,110

Items	Notes	Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004) Amount ('000 yen)	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005) Amount ('000 yen)
III. Cash Flow from Financial activity			
1. Net Increase/decrease(-)in Short-term Loans		2,255,317	52,239
2. Revenue from the Long-term loans		3,759,395	4,445,000
3. long-term loans repayment expense		-3,897,989	-6,026,366
4. Revenue from corporate bond issues		-	2,300,000
5. Revenue from share issues		337,136	1,775,592
6. Expenses by acquisition of own shares		-8,753	-2,457
7. Revenue from share issues to Minority shareholders		33,030	10,568
8. Expenses from purchasing shares from Minority shareholders		-	-254
9. Dividend		-38,992	-79,190
Cash flow for financial activity		2,439,144	2,475,131
IV. Conversion gain/loss relating to cash and cash equivalent		100,625	80,672
V. Change in cash and cash equivalent (-)		-1,267,532	176,552
VI. Balance of cash and cash equivalent at the end of the year		4,833,138	3,565,605
VII. Increase in cash and cash equivalent due to Exchange of shares		-	49,141
VIII Decrease in cash and cash equivalent exclusion from consolidation		-	-15,850
IX Balance of cash and cash equivalent at the end of the term		3,565,605	3,775,449

Important Basic Matters to Make Consolidated Financial Statements

Items	Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
1. Matters on the scope of consolidation	(1) Number of consolidated subsidiaries 42 companies Names of main consolidated subsidiaries are not listed here as they are indicated in "Brief on the Company – Affiliated companies." Allied Telesis Multimedia S.r.l., Allied Telesis Development Center Co., Ltd. and Allied Telesis Co. Ltd., firms newly established during the consolidated accounting term, are included in the consolidated accounts of the consolidated accounting term. Liquidation of Corega. com plc and Allied Telesyn Holdings (Australia) Pty. Ltd. was completed and as such are excluded from the consolidated accounts. There are no unconsolidated subsidiaries.	(1) Number of consolidated subsidiaries 43 companies Allied Telesyn Capital Inc., a company newly established during the consolidated accounting term, and Route Co., Ltd., which became a consolidated subsidiary due to a share swap conducted on May 27, 2005, are included in the consolidated accounts for the consolidated accounting term. Allied Widuri SDN. BHD. is excluded from the consolidated accounts due to a decrease in the ratio of its equity interest resulting from the partial sale of its holdings in Allied Widuri. There are no unconsolidated subsidiaries.
2. Matters on the application of equity method	N/A	N/A
3. Matters on the business term of the consolidated subsidiaries	The end of the business term for all consolidated subsidiaries corresponds with the consolidated closing date.	The end of the business term for all consolidated subsidiaries corresponds with the consolidated closing date.
4. Matters on the Accounting change	(1) Appraisal standards and methods for significant assets (a) Securities Other Securities - traded at current market price The market value method based on the market price as of the consolidated closing date (the difference between book value and market price shall be treated in accordance with the method of direct conversion into capital. Cost of securities sold is calculated by the moving average method) is applied. - not traded at current market price The cost method using the moving average method is applied. (b) Derivatives The market value method is applied. (b) Inventory Assets The cost method primarily using the gross average method is applied for our company and our domestic consolidated subsidiaries, and the lower cost method mainly using the first-in-first-out method is mainly applied to overseas consolidated subsidiaries.	(1) Appraisal standards and method for significant assets (a) Securities Other Securities - traded at current market price Same as on left. - not traded at current market price Same as described on left.. (b) Derivatives Same as described on left.. (c) Inventory Assets Same as described on left..

Items	Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
	(2) Appraisal standard and its method for significant depreciable assets (a)Tangible fixed assets The diminishing balance method is applied for our company and our domestic consolidated subsidiaries (the fixed amount method is applied to buildings acquired after April 1, 1998 (excluding facilities annexed to the building) while the fixed amount method is applied for overseas consolidated subsidiaries. Durable years Building and structures (3 years to 39 years) Machinery and vehicles (5 years to 6 years) Tools and fixtures (3 years to 20 years) (b)Intangible fixed assets The fixed amount method based on the expected duration of internal service (either 3 years or 5 years) is applied to software used internally. The fixed amount method is applied to software for sale based on the expected duration which it will remain saleable duration of validity (3 years). (3) Accounting treatment for significant deferred assets —————— (4) Basis to account for significant allowances (a) Allowance for bad debt In order to provide against loss arising from non-collectable debt, expected uncollectible amount is recognized using loan loss ratio for general debt, and for specific debt such as doubtful debt, expected uncollectible amount is recognized taking into account the probability of an individual account being collected. (b) Allowance for bonus payable In order to provide for bonus payable to employees, the amount payable during the consolidated accounting term is recognized. (c) Allowance for retirement benefits for employees In order to provide for retirement benefits for employees, the amount which is perceived to have been realized at the end of the consolidated accounting term based on the expected amount of retirement benefits payable at the end of the consolidated accounting term is recognized. The amount for mathematical difference allocated proportionately over the prescribed number of years (8 years),	(2) Appraisal standard and its method for significant depreciable assets (a) Tangible fixed assets Same as described on left.. (b) Intangible fixed assets Same as described on left.. (3) Accounting treatment for significant deferred assets (a) Cost of bond issues Treated as expense in full amount at the time of payment (b) Cost of new share issues Treated as expense in full amount at the time of payment (4) Basis to account for significant allowances (a) Allowance for non-collectable debt Same as described on left.. (b) Allowance for bonus payable Same as described on left.. (c) Allowance for retirement benefits for employees Same as described on left..

	which should be within the average outstanding length of service per employee, is recognized as an expense from the consolidated accounting term following the term in which it occurred	

Items	Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
	(5) Conversion standards for the exchange of significant foreign currency denominated assets or liabilities, applied when producing the financial statements of underlying consolidated companies for which consolidated financial statements were produced.	(5) Conversion standard for exchanging significant foreign currency denominated assets or liabilities, applied in producing the financial statements of underlying consolidated companies for which consolidated financial statements were produced.
	Foreign currency denominated monetary obligations are converted into yen using the spot exchange rate on the consolidated closing date, with the difference between the foreign currency and yen amounts resulting from the currency conversion treated as an exchange gain or loss. Assets and liabilities of overseas consolidated subsidiaries are translated into yen using the spot exchange rate on the consolidated closing date, and the revenue and the expense are converted into yen using the average exchange rate during the term, with the difference between the foreign currency and yen amounts resulting from the currency conversion included in the Adjustment Account for Foreign Currency Conversions in Minority Equity and Capital.	Same as described on left..
	(6) Accounting treatment for significant lease transactions Our company and our domestic consolidated subsidiaries apply a accounting treatment method in conformity with methods applied to ordinary lease transaction for finance leases other than transactions in which the ownership of a leased object is deemed to be transferred to the leaseholder. Overseas consolidated subsidiaries apply a accounting treatment method which conforms to ordinary transaction.	(6) Accounting treatment for significant lease transactions Same as described on left..
	(7) Accounting methods for significant hedge transactions (a) Accounting method for hedge transactions When the criteria for deferral hedge accounting treatment and special treatment for interest rate swaps are satisfied, special treatment is applied. (b) Means for hedging and its subject Means for hedging - Interest rate swap - Forward exchange transaction Its subjects - Interest on borrowing/loan - Foreign monetary liabilities (c) Hedging policy Based on our guidelines for market risk management, our company conducts forward exchange transaction to the extent necessary to avoid exchange rate fluctuation risks deriving from foreign currency denominated transactions. Also interest rates swap transactions conducted in interest rate swap transactions for the	(7) Accounting method for significant hedge transactions (a) Accounting method for hedge transaction Same as described on left.. (b) Means for hedging and its subject Means for hedging Same as described on left.. (c) Hedging policy Same as described on left..

	purpose of avoiding variation risks involved in interest rate for loan. The subject of hedge transactions for each individual contract is identified.	

Items	Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004))	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
	(d) Appraisal method of the validity of a hedge Over the period commencing from the start of a hedge transaction until appraisal of the validity of hedge, the appraisal of validity of hedge is conducted based on the accumulated value of changes in both of the subject of the hedge transaction and the means of hedging. In accordance with risk management policy, the following interest rate swap contracts which satisfy the following conditions are being concluded:- I. The assumed principal of the interest rate swap transaction corresponds with the principal of the long-term loan. II. The term and the maturity of the interest rate swap transaction and the term and the maturity of the long-term loan are the same. III. The index on the variable interest rate for long-term loan and the index on variable interest rate for receipt and payment in the interest rate swap are the same. IV. Conditions on interest rate revisions for the interest rate swap and for the long-term loan are the same. V. Conditions for receipt and payment for the interest rate swap transaction remain the same during the swap period. Therefore, the appraisal on the closing date of the validity of an interest rate swap transaction which satisfies conditions for special treatment, is omitted.	(d) Appraisal method of the validity of hedge Same as described on left..
	(8) Other important matters for producing consolidated financial statements (a) Accounting treatment of the consumption tax The before-tax method is applied for accounting treatment of consumption tax and regional consumption tax.	(8) Other important matters for producing the consolidated financial statements (a) Accounting treatment for the consumption tax Same as described on left..
	(b) Consolidated taxation system ----------	(b) Consolidated taxation system It is applied from the consolidated accounting term.
	(c) Accounting treatment for equity interest relating to Tokumei Kumiai Contracts In order to conduct a proper appraisal of equity interest relating to Tokumei Kumiai Contracts (leveraged leases), should the accumulated loss in investment for which our company is responsible is deducted directly from the capital and the resulting amount exceeds the amount of capital contributions, then the amount in excess is accounted for as an accrued liability in current liabilities.	(c) Accounting treatment for equity interest relating to Tokumei Kumiai Contracts In order to conduct a proper appraisal of the equity interest relating to Tokumei Kumiai Contracts (leveraged leases), should the accumulated loss in investment for which our company is responsible is deducted directly from the capital and the resulting amount exceeds the amount of capital contributions, then the amount in excess is accounted for as an accrued liability in current liabilities. Tokumei Kumiai was terminated as of August 31, 2005.

Items	Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
5. Matters on the appraisal of assets and liabilities in consolidated subsidiaries	The market-to-market method is applied for the appraisal of assets and liabilities in consolidated subsidiaries.	Same as described on left..
6. Matters on amortization of the consolidated adjustment account	The method of amortization of the consolidated adjustment account is as follows:- Equalizing amortization is applied over 20 years. (overseas subsidiaries) The equalizing amortization method over 5 years is applied in conformity with the accounting policy applied in the country where the overseas subsidiary is located.	The method of amortization of the consolidated adjustment account is as follows:- The equalizing amortization method over 20 years is applied.
7. Matters on treatment of accounting items for appropriation of income	The consolidated statement of retained profit is produced based on the appropriation of income defined during the consolidated accounting term in terms of the appropriation of income of consolidated companies.	Same as described on left..
8. Scope of assets in the consolidated cash flow statement	In the consolidated cash flow statement, the assets (cash and cash equivalent) consist of cash in hand, cash deposits which are able to be withdrawn at any time, and short-term investment which is easily convertible into cash, and which are exposed to an extremely small value fluctuation risk and which are expired or redeemed within three months of the acquisition date.	Same as described on left..

Changes in the Accounting Treatment

Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
(Basis to account for income and expense) Companies which submitted consolidated financial statements, historically accounted for income and expenses related to provision of maintenance services by them in a lump sum at conclusion of any maintenance contracts. However, these are now accounted for using individual contract terms and applying them in the corresponding consolidated accounting term. Sales in maintenance services have been increasing and this trend is expected to continue. A maintenance contract management database has thus been created and is now in use. This opportunity created by this change has allowed more appropriate calculation of profit and loss over the period. In comparison to when the conventional standards are used, this change has caused sales for this consolidated accounting term to decrease by 371,257,000 yen, with the cost of sales also decreasing by 60,037,000 yen. The operating loss, the recurring loss and the net income before tax adjustment all increased by 311,220,000 yen.	----------

Additional Information

Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
(The consolidated taxation system) Following its application, our company gained approval from the Director General of the National Tax Agency to apply the consolidated taxation system from the year 2005. From this consolidated accounting term, accounting practices and representation are applied assuming the consolidated taxation system is applied under "treatment for the foreseeable future relating to the tax effect accounting when the consolidated taxation system is applied (No. 1)" (Practical Affairs Response Report No. 5) and "treatment for the foreseeable future in relation to tax effect accounting when the consolidated taxation system is applied (No. 2)" (Practical Affairs Response Report No. 7).	(The consolidated taxation system)
----------	(Dual corporate tax system) "Law to make a partial revision of the Local Tax Law" (Law No. 9: 2003) was promulgated on March 31, 2003, and the dual corporate tax system was applied from the accounting term commencing April 1, 2004. Thus, from this consolidated accounting term, the allocation of percentage of added value to corporate business tax and the allocation of capital are both recognized in sales, general, and administration expenses pursuant to "The practical treatment for representation in the profit and loss account for the portion of the dual corporate tax system in terms of the corporate business tax" (February 13, 2004, Business Accounting Standard Committee, Practical Affairs Response Report No. 12). As a result, the sales, general, and administration expenses increased by 65,032,000 yen, and the operating profit, while recurring profit and net income before tax adjustments decreased by 65,032,000 yen respectively.

Notes

(for the consolidated balance sheet)

Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
*1 Treatment of bills expired at the end of the term The end of the term falls on a bank holiday and as such the bills which expired at the end of the term were received or paid on the bill clearing date. Therefore, the bills which expire at the end of next term have been included in the balance at the end of this term. Bills receivable 39,183,000 yen *2 Assets offered as collateral The following assets have been offered as collateral:- Item Deposits 46,894,000 yen --- Total 46,894,000 yen Outstanding debt on the above-mentioned pledged assets is as follows:- Item Short-term loan (Lending Commitment Line) 234,024,000 yen --- Total 234,024,000 yen *3 Lending Commitment Line Contract The consolidated subsidiary, Allied Telesis International S.A. has entered into a Lending Commitment Line Contract with its bank, Credit Suisse Bank in order to facilitate efficient raising of working capital. The unexecuted balance of the loan relating to the Lending Commitment Line Contract at the end of the consolidated accounting term is as follows. Total value of the Lending Commitment 312,630,000 yen Unexecuted balance 234,024,000 yen --- Difference 78,605,000 yen	*1 Treatment of bills expired at the end of the term The end of the term falls on a bank holiday and as such the bills which expired at the end of the term were received or paid on the bill clearing date. Therefore, the bills which expire at the end of the next term have been included in the balance at the end of this term. Bills receivable 35,481,000 yen Bills payable 1,276,000 yen *2 Assets offered as collateral The following assets have been offered as collateral:- Item Deposits 53,131,000 yen --- Total 53,131,000 yen Outstanding debt on the above-mentioned pledged assets is as follows:- Item Short-term loan (Lending Commitment Line) 292,223,000 yen --- Total 292,223,000 yen *3 Lending Commitment Line Contract The consolidated subsidiary, Allied Telesis International S.A. has entered into a Lending Commitment Line Contract with its bank, Credit Suisse Bank in order to facilitate efficient raising of working capital. The unexecuted balance of the loan relating to the Lending Commitment Line Contract at the end of the consolidated accounting term is as follows. Total value of the Lending Commitment 295,175,000 yen Unexecuted balance 292,223,000 yen --- Difference 2,951,000 yen

(for the consolidated profit and loss account)

Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
*1 The main items in Sales, General and Administration Expense are: Wages 7,378,318,000 yen Research and Development 8,190,960,000 yen *2 The amount related to Research and Development included in the Sales, General and Administration expense is: 8,190,960,000 yen *3 The breakdown of sales of fixed assets is show below:- Machinery and vehicles 170,000 yen Tools and fixtures 8,937,000 yen Software 145,000 yen --- Total 9,253,000 yen *4 The breakdown of other extraordinary profit is show below:- Income from contributions to Tokumei Kumiai 19,728,000 yen Returned profit from the allowance for retirement benefit for directors 2,004,000 yen --- Total 21,732,000 yen *5 The breakdown loss deriving from disposal of fixed assets is shown below:- Buildings and structures 4,223,000 yen Machinery and vehicles 33,123,000 yen Tools and fixtures 173,000 yen --- Total 37,520,000 yen *6 The breakdown of losses on sales of fixed assets is shown below:- Tools and fixtures 6,404,000 yen	*1 The main items in Sales, General and Administration Expense are: Wages 7,113,508,000 yen Research and Development 6,226,119,000 yen *2 The amount related to Research and Development included in the Sales, General and Administration expense is: 6,266,119,000 yen *3 The breakdown of sales of fixed assets is show below:- Machinery and vehicles 39,000 yen Tools and fixtures 292,000 yen Software 437,000 yen --- Total 769,000 yen *4 The breakdown of other extraordinary profit is show below:- Income from contributions to Tokumei Kumiai 42,195,000 yen *5 The breakdown of loss deriving from disposal of fixed assets is shown below:- Buildings and structures 7,110,000 yen Automotive equipment 400,000 yen Machinery and vehicles 32,000 yen Software 73,000 yen Tools and fixtures 34,005,000 yen --- Total 41,622,000 yen *6 The breakdown of the losses on sales of fixed assets is shown below:- Tools and fixtures 321,000 yen

(consolidated cash flow statement)

Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
1. The relationship between the balance of cash and cash equivalent at the end of the term with the amounts for items *indicated on the consolidated balance sheet* (as of December 31, 2004) Cash and deposits 3,449,919,000 yen Time deposit with term of over 3 months 14,918,000 yen ---------- Difference 3,435,001,000 yen Marketable Securities 130,603,000 yen ---------- Cash and cash equivalent 3,565,605,000 yen	1. The relationship between the balance of cash and cash equivalent at the end of the term with the amounts for items *indicated on the consolidated balance sheet* (as of December 31, 2005) Cash and deposits 3,850,315,000 yen Time deposit with the term of over 3 months 74,866,000 yen ---------- Cash and cash equivalent 3,775,449,000 yen 2. The breakdown of the assets and liabilities of companies which newly became a consolidated subsidiaries through a share exchange Current Assets 138,621,000 yen Fixed Assets 46,295,000 yen ---------- Total Assets 184,917,000 yen Current Liabilities 103,935,000 yen Fixed Liabilities 57,020,000 yen ---------- Total Liabilities 160,955,000 yen 3. The breakdown of the assets and liabilities of companies no longer consolidated subsidiaries due to sale of shares The breakdown of the assets and liabilities of Allied Widuri SDN. BHD. which is no longer a consolidated subsidiary as its share were sold during the consolidated accounting term is shown below: Current Assets 48,510,000 yen Fixed Assets 124,000 yen ---------- Total Assets 48,635,000 yen Current Liabilities 46,889,000 yen ---------- Total Liabilities 46,889,000 yen 4. The breakdown of the non-fund transactions Increase in the capital surplus through share exchange 31,085,000 yen Conversion of convertible bonds Increase in capital by the conversion of convertible bonds 750,000,000 yen Increase in Capital surplus by the conversion of the convertible bonds 750,000,000 yen Decrease in convertible bonds due to their conversion 1,500,000,000 yen

(for the lease transaction)

Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
(Unit: '000 yen) 1. Finance lease transactions other than those in which the ownership of a leased object is deemed to be transferred to the leaseholder (a) Acquisition price, accumulated depreciation and balance at the end of the term	(Unit: '000 yen) 1. Finance lease transactions other than those in which the ownership of a leased object is deemed to be transferred to the leaseholder (a) Acquisition price, accumulated depreciation and balance at the end of the term

Previous Consolidated Accounting Term:

	Tools and Fixtures	Intangible Fixed assets, others	Total
Acquisition price	195,208	91,228	286,436
Accumulated depreciation	143,947	69,267	213,215
Balance at the end of the term	51,260	21,960	73,221

Current Consolidated Accounting Term:

	Tools and Fixtures	Intangible Fixed assets others	Total
Acquisition price	228,361	90,254	318,616
Accumulated depreciation	143,895	82,625	226,520
Balance at the end of the term	84,466	7,629	92,095

(b) Balance of fees for an unexpired lease at the end of the term

	Previous	Current
Within one year	46,946	39,477
Greater than one year	26,965	53,752
Total	73,911	93,229

(c) Leasing fees paid, depreciation and interest paid

	Previous	Current
Lease fee paid	66,629	54,689
Depreciation	65,171	52,406
Interests paid	904	2,310

Previous Consolidated Accounting Term	Current Consolidated Accounting Term
(d) Calculation method for the depreciation Depreciation calculations are based on the fixed amount method by setting the outstanding value at zero over the durable period of the lease term.	(d) Calculation method for the depreciation Same as described on left..
(e) Calculation method for the interest Interest is calculated by setting the difference between the total lease fee and the acquisition value of the leased object as the interest with interest method used for distribution to each term.	(e) Calculation method for the interest Same as described on left..

2. Operating Lease transaction

Unexpired lease fee	Previous	Current
Within one year	332,578	315,504
Greater than one year	1,171,550	1,063,398
Total	1,504,128	1,378,902

(Securities)

Previous consolidated accounting term (as of December 31, 2004)

1. Other securities traded at the market price (as of December 31, 2004)

Type	Cost of Acquisition ('000 yen)	Amount accounted for in the consolidated balance sheet at the consolidated closing date	Difference ('000 yen)
Securities for which the amount accounted for in the balance sheet exceeds the cost of acquisition			
Shares	6,239	8,801	2,561
Bonds	-	-	-
Others	-	-	-
Sub-total	6,239	8,801	2,561
Securities for which the amount accounted for in the balance sheet does not exceed the cost of acquisition			
Shares	-	-	-
Bonds	-	-	-
Others	-	-	-
Sub-total	-	-	-
Total	6,239	8,801	2,561

2. Other securities sold during the previous consolidated accounting term (from January 1, 2004 to December 31, 2004)

Sales value ('000 yen)	Total gain on sales ('000 yen)	Total loss on sales ('000 yen)
118,413	49,960	-

3. Securities not appraised at market price (as of December 31, 2004)

	Amount accounted for in the consolidated balance sheet ('000 yen)
Other securities	
(a) Unlisted shares (excluding over-the-counter shares)	340,930
(b) Convertible bonds	166,736
Total	507,666

(Note) For the previous consolidated accounting term, the securities which real value decreased significantly were treated for impairment with the value of these unlisted securities amounting to 479,649,000 yen.

4. Expected redeemable value of Other marketable securities to expire following the consolidated closing date (as of December 31, 2004)

	<1 year ('000 yen)	1–5 years ('000 yen)	5–10 years ('000 yen)	>10 years ('000 yen)
(1) Bonds Convertible bonds	166,736	-	-	-
Total	166,736	-	-	-

(Securities)

Current consolidated accounting term (as of December 31, 2005)

1. Other securities traded at market value (as of December 31, 2005)

Type	Cost of Acquisition ('000 yen)	Amount accounted for in the consolidated balance sheet at the consolidated closing date	Difference ('000 yen)
Securities for which the amount accounted for in the balance sheet exceeds the cost of acquisition			
Shares	8,219	16,419	8,199
Bonds	-	-	-
Others	-	-	-
Sub-total	8,219	16,419	8,199
Securities for which the amount accounted for in the balance sheet does not exceed the cost of acquisitio			
Shares	-	-	-
Bonds	-	-	-
Others	-	-	-
Sub-total	-	-	-
Total	8,219	16,419	8,199

2. Securities not appraised at market price (as of December 31, 2005)

	Amount accounted for in the consolidated balance sheet ('000 yen)
Other securities	
(a) Unlisted shares	620,588
(b) Convertible bonds	227,284
Total	847,873

(Note) For the previous consolidated accounting term, the securities which real value decreased significantly were treated for impairment with the value of these unlisted securities amounting to 40,904,000 yen.

3. Expected redeemable value of Other marketable securities to expire following the consolidated closing date (as of December 31, 2005)

	<1 year ('000 yen)	1 – 5 years ('000 yen)	5 – 10 years ('000 yen)	> 10 years ('000 yen)
(a) Bonds			-	-
Convertible bonds	-	227,284		
Total	-	227,284	-	-

(Derivative transactions)

1. Matters on the transactions

Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
1. Details and purpose of transactions Our company conducts derivative transactions related to currency and interest rates with the aim of reducing risks associated fluctuations in currency exchange rates and interest rates on future trading markets. Hedge accounting is applied using derivative transactions (a) Accounting methods for hedge transactions Special treatment is applied when the criteria for deferral hedge accounting treatment and special treatment for interest rate swaps are satisfied. (b) Means for hedging and its subject Means for hedging - Interest rate swaps - Forward currency exchange transactions Subject - Interest on borrowings/loans - Foreign currency denominated liabilities (c) Hedging policy Based on our guidelines for market risk management, forward exchange transaction are conducted s necessary for the purpose of avoiding risks with exchange rate fluctuations deriving from foreign currency denominated transactions, and also conducting interest rate swap transactions for the purpose of avoiding risks deriving from variations in interest rates on loan. The subject of hedge transactions are identified for each individual contract. (d) Appraisal method for validity of hedge Over the period commencing at the time of starting hedge transaction to the time of appraisal for validity of a hedge, in principal, the appraisal for validity of hedge is conducted based on the accumulated value of changes in both of the subject for hedge transaction and means for hedging. In accordance with risk management policy, the following interest rate swap contracts are concluded satisfying the following conditions:- I. The assumed principal of the interest rate swap transaction corresponds with the principal of the long-term loan. II. The term and the maturity of the interest rate swap transaction and the term and the maturity of the long-term loan are the same. III. The index on the variable interest rate for long-term loan and the index on the variable interest rate for receipt and payment in the interest rate swap are the same. IV. Conditions on interest rate revisions for an interest rate swap and for the long-term loan are the same. V. Conditions on receipt and payment for an interest rate swap transaction remain the same during the swap period. Therefore, the appraisal of the validity of an interest rate swap transaction at the closing date is omitted if the interest rate swap transaction satisfies the conditions for special treatment.	1. Details and purpose of transactions Our company conducts derivative transactions related to currency and interest rates with the aim of reducing risks associated fluctuations in currency exchange rates and interest rates on future trading markets. Hedge accounting is applied using derivative transactions (a) Accounting methods for hedge transactions Same as described on left.. (b) Means for hedging and its subject Same as described on left.. (c) Hedging policy Same as described on left.. (d) Appraisal method for validity of hedge Same as described on left..

Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
2. Approach to derivative transactions and details of involved risk Derivative transactions conducted are intended for receivables and debts based on real demand and are not for the purpose of speculation and trading. Derivative transactions conducted are aimed at hedging the risk of sudden fluctuations in exchange rates and interest rates. Credit risks are also well considered when selecting the counterparty for a contract entered into. Therefore, it is recognized that market risks and credit risks involved in derivative transactions conducted are extremely limited. 3. Risk management systems for derivative transactions The Finance Department is responsible for the execution and management of derivative transactions. The Department submits a monthly report on such transactions at the Board of Directors meeting. Decisions regarding derivative transactions which involve large sums are concluded at Board of Directors before the relevant transactions are made.	2. Approach to derivative transactions and details of involved risk Same as described on left.. 3. Risk management systems for derivative transactions Same as described on left..

2. Matters on the market value of the derivative transactions

Contract values, the market values and the appraisal profit/loss of the derivative transactions

(1) Currency-related

Type	Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)				Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)			
	Contract Value ('000 yen)	Contract value for contracts with a term in excess of one year ('000 yen)	Market Value ('000 yen)	Appraisal Profit/ Loss ('000 yen)	Contract Value ('000 yen)	Contract value for contracts with a term in excess of one year ('000 yen)	Market Value ('000 yen)	Appraisal Profit/ Loss ('000 yen)
Off-market transactions Forward exchange transactions Open long-positions								
USD	609,744	-	587,381	-22,362	1,076,815	-	1,117,454	40,643
NZD	21,600	-	22,217	617	37,220	-	40,199	2,979
Total	631,344	-	609,599	-21,744	1,114,035	-	1,157,654	43,623

(Notes)

1. Calculation method for market value

For forward exchange transactions — based on the forward market value.

2. Open long position for the above-mentioned forward exchange transaction is for future payment relating to import transactions.

3. Transactions to which hedge accounting is applied are not subject to disclosure.

(2) Interest rates

Type	Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)				Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)			
	Contract Value ('000 yen)	Contract value for contracts with a term in excess of one year ('000 yen)	Market Value ('000 yen)	Appraisal Profit/ Loss ('000 yen)	Contract Value ('000 yen)	Contract value for contracts with a term in excess of one year ('000 yen)	Market Value ('000 yen)	Appraisal Profit/ Loss ('000 yen)
Off-market transactions Others Interest rate swap transactions Variable for receipt, Fixed for payment	2,000,000	2,000,000	-25,972	-25,972	-	-	-	-
Total	2,000,000	2,000,000	-25,972	-25,972	-	-	-	-

(Notes)

1. The market value at the end of the term is based on the price indicated by the transacting bank.

2. Transactions to which hedge accounting is applied are not subject to disclosure.

3. The contract value of interest rate swap transactions do not represent figures for the actual value of exchange with the transacting bank.

(Retirement benefits)

Previous Consolidated Accounting Term (From January 1, 2004 To December 31, 2004)

1. Retirement benefit scheme summary

The retirement lump sum grant system is applied based on the provisions on retirement benefits. Some overseas consolidated subsidiaries also apply the retirement lump sum grant system.

2. Matters on the retirement benefit obligation (Unit: '000 yen)

(a) Retirement benefit obligation	- 593,874
(b) Retirement benefit allowance	- 534,165
(c) Mathematical difference	59,709

3. Matters on the benefit expenses

(a) Benefit expenses	72,771
(b) Service expense	60,429
(c) Interest expense	7,208
(d) Mathematical difference treated as expense	5,133

4. Matters on the basis for calculation of the retirement benefit obligation

(a) Discount rate	1.50%
(b) Method of term allocation for expected retirement benefit	Fixed amount per term
(c) Other matters for calculation of retirement benefit obligation	
Number of years for treatment of mathematical difference	8 years (The amount allocated proportionately over the prescribed number of years, which should be within the average outstanding length of service per employee, is recognized as an expense from the consolidated accounting term following the term in which it occurred.)

Current Consolidated Accounting Term (From January 1, 2005 To December 31, 2005)

1. The summary of the retirement benefit system

The retirement lump sum grant system is applied based on the provisions on retirement benefits. Some overseas consolidated subsidiaries also apply the retirement lump sum grant system.

2. Matters on the retirement benefit obligation (Unit: '000 yen)

(a) Retirement benefit obligation	- 548,660
(b) Retirement benefit allowance	- 534,591
(c) Untreated mathematical difference	14,069

3. Matters on the benefit expenses

(a) Benefit expenses	71,581
(b) Service expense	59,239
(c) Interest expense	7,208
(d) Mathematical difference treated as expense	5,133

4. Matters on the basis for calculation of the retirement benefit obligation

(a) Discount rate	1.50%
(b) Method of term allocation for expected retirement benefit	Fixed amount per term
(c) Other matters for calculating of retirement benefit obligation	
Number of years for treatment of mathematical difference	8 years (The amount allocated proportionately over the prescribed number of years, which should be within the average outstanding length of service per employee, is recognized as an expense from the consolidated accounting term following the term in which it occurred.)

(Tax Effect Accounting)

Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)		Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	
1. Breakdown of deferred tax assets and deferred tax liabilities by cause of occurrence ('000 yen)		1. Breakdown of deferred tax assets and deferred tax liabilities by cause of occurrence ('000 yen)	
DEFFERED TAX ASSETS		DEFFERED TAX ASSETS	
Allowance for bad debt	31,501	Allowance for bad debt	46,723
Appraisal loss of inventory assets	80,596	Appraisal loss of inventory assets	104,909
Depreciation expense	83,704	Depreciation expense	83,867
Loss brought forward	1,758,252	Loss brought forward	1,825,224
Research and Development expense	2,299,584	Research and Development expense	1,037,439
Unpaid business tax	18,766	Allowance for retirement benefit	183,789
Allowance for retirement benefit	177,537	Impairment for Investment in securities	414,602
Allowance for retirement benefit for directors	13,548	Others	435,507
Disposal of unrealized profit	101,530	Allowance for appraisal	-1,219,479
Long-term loan exchange gain/loss	75,796	Total of Deferred tax assets	2,912,581
Impairment for Investment in securities	101,588	DEFFERED TAX LIABILITIES	32,476
Other securities appraisal difference	5,381	Other securities appraisal difference	25,178
Others	383,272	Others	57,654
Allowance for appraisal	-1,385,840	Total of the deferred liabilities	2,854,926
Total of Deferred tax assets	3,745,219	Net of the Deferred tax assets	
DEFFERED TAX LIABILITIES			
Other securities appraisal difference	752		
Others	8,042		
Total of the deferred liabilities	8,794		
Net of the Deferred tax assets	3,736,424		

Previous Consolidated Accounting Term		Current Consolidated Accounting Term	
2. Breakdown of major causes of significant differences between the legal effective tax rate and the corporate tax rate after the application of tax effect accounting		2. Breakdown of major causes of significant differences between the legal effective tax rate and the corporate tax rate after the application of tax effect accounting	
Domestic legal effective tax rate	42.1%	Domestic legal effective tax rate	40.7%
(Adjusted)		(Adjusted)	
Difference in tax rate between domestic and overseas subsidiaries	-7.8%	Difference in tax rate between domestic and overseas subsidiaries	44.6%
Tax rate on undistributed profit of domestic consolidated companies	3.1%	Tax rate on undistributed profit of domestic consolidated companies	7.1%
Exclusion from expense	3.2%	Exclusion from expense	4.3%
Per capita residential tax	2.0%	Per capita residential tax	1.4%
Amortization of consolidation account adjustment	-1.7%	Amortization of consolidation account adjustment	4.2%
Difference in the applied tax rate to write-off of the unrealized profit	3.1%	Difference in the applied tax rate to write-off of the unrealized profit	6.3%
Consolidated adjustment without tax effect	28.1%	Allowance for appraisal	41.8%
Non-tax effect application to loss carries forward	-94.0%	Others	-1.5%
Deduction of Research and Development expense	31.4%	Corporate tax rate after application of the tax effect accounting	148.9%
IT tax deduction			
Others	-7.2%		
Corporate tax rate after application of the tax	-2.8%		
effect accounting	-0.5%		

(Segment Information)

Segment Information by business type

The consolidated group did not indicate segment information by business type for the previous consolidated accounting term (January 1, 2004 – December 31, 2004) and the current consolidated accounting term (January 1, 2005 – December 31, 2005), as only information communication and network-related businesses are conducted.

Segment Information by location

Previous consolidated accounting term (January 1, 2004 – December 31, 2004)

	Japan ('000 yen)	Europe/US ('000 yen)	Asia/Oceania ('000 yen)	Total ('000 yen)	Write-off Or all group ('000 yen)	Consolidated ('000 yen)
I Sales and Operating profit/loss Sales						
(1) to external customers	29,813,278	18,784,023	2,477,235	51,074,538	-	51,074,538
(2) Between segments or transfer	97,799	515,939	14,909,834	15,523,573	(15,523,573)	-
Total	29,911.078	19,299,963	17,387,069	66,598,111	(15,523,573)	51,074,538
Operating expenses	31,377,831	20,298,190	17,972,298	69,648,321	(15,994,563)	53,653,757
Operating loss	1,466,753	998,227	585,229	3,050,209	(470,989)	2,579,219
II Assets	33,687,807	13,621,416	11,473,727	58,782,951	(22,182,196)	36,600,754

(Notes)

1. Domestic or regional breakdowns are based on geographical proximity.

2. Major countries and regions included in areas other than Japan

(1) Europe/America – United States, Canada, United Kingdom, France, Germany, Netherlands, Italy

(2) Asia/Oceania – Singapore, China, Australia, New Zealand, South Korea

3. As indicated in Changes in the accounting treatment, the method of recognizing profits and expenses relating to the maintenance service offered by companies which submitted their consolidated financial statements from the current consolidated accounting term has been changed. In comparison to when the conventional standards are used, this change has caused sales for this consolidated accounting term to decrease by 371,257 thousand yen, with the cost of sales also decreasing by 60,037 thousand yen. The operating loss, the recurring loss and the net income before tax adjustment all increased by 311,220 thousand yen.

Current consolidated accounting term (commencing January 1, 2005 to December 31, 2005)

	Japan ('000 yen)	Europe/America ('000 yen)	Asia/Oceania ('000 yen)	Total ('000 yen)	Write-off Or all group ('000 yen)	Consolidated ('000 yen)
I Sales and Operating profit/loss Sales						
(1) to external customers	31,985,040	20,028,247	2,541,604	54,554,893	-	54,554,893
(2) Between	473,455	449,460	16,475,217	17,398,133	(17,398,133)	-

segments or transfer						
Total	32,458,495	20,477,708	19,016,822	71,953,026	(17,398,133)	54,554,893
Operating expenses	31,702,527	21,199,099	19,064,523	71,966,150	(17,423,312)	54,542,838
Operating profit/loss (-)	755,968	-721,391	-47,700	-13,123	(25,178)	12,054
II Assets	39,054,515	14,655,310	13,514,764	67,224,590	(27,564,347)	39,660,242

(Notes)

1. Domestic or regional breakdown is based on the geographical proximity.

2. Major countries and regions included in areas other than Japan

(1) Europe/America – United States, Canada, United Kingdom, France, Germany, Holland, Italy

(2) Asia/Oceania – Singapore, China, Australia, New Zealand, South Korea

【Overseas Sales】

Previous consolidated accounting term (commencing January 1, 2004 to December 31, 2004)

	North America	Europe	Asia/Oceania	Total
I Overseas Sales ('000 yen)	7,612,422	11,171,601	2,477,235	21,261,259
II Consolidated Sales ('000 yen)	-	-	-	51,074,538
III Percentage of overseas sales within consolidated sales (%)	14.9	21.9	4.9	41.6

(Notes)

1. Domestic or regional breakdown is based on the geographical proximity.

2. Major countries and regions included in areas other than Japan

(1) North America – United States, Canada

(2) Europe – United Kingdom, France, Germany, Holland, Italy

(3) Asia/Oceania – Singapore, China, Australia, New Zealand, South Korea

3. Overseas sales include company and consolidated subsidiary sales in countries or regions other than Japan.

Current consolidated accounting term (commencing January 1, 2005 to December 31, 2005)

	North America	Europe	Asia/Oceania	Total
I Overseas Sales ('000 yen)	8,436,936	11,591,311	2,541,604	22,569,853
II Consolidated Sales ('000 yen)	-	-	-	54,554,893
III Percentage of overseas sales within consolidated sales (%)	15.5	21.2	4.7	41.4

(Notes)

1. Domestic or regional breakdown is based on the geographical proximity.

2. Major countries and regions included in areas other than Japan

(1) North America – United States, Canada

(2) Europe – United Kingdom, France, Germany, Holland, Italy

(3) Asia/Oceania – Singapore, China, Australia, New Zealand, South Korea

3. Overseas sales include company and consolidated subsidiary sales in countries or regions other than Japan.

Transactions with affiliated parties

Previous consolidated accounting term (January 1, 2004 – December 31, 2004)

Nil.

Current consolidated accounting term (January 1, 2005 – December 31, 2005)

Nil.

Items	Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
Net assets per share	97.37 yen	128.14 yen
Current net loss per share	40.06 yen	0.38 yen
After adjustments for residual shares Current net income per share	-	-
	The current net loss per share after adjustment for residual shares it is not indicated as a current net loss is indicated. A share split was implemented on August 20, 2004 at a ratio of one ordinary share to 10 ordinary shares. The figures below assume that this share split was completed beginning of the term (per share information):- Net asset per share 135.49 yen Current net loss per share 6.91 yen After adjustments for residual shares Current net income per share -	The current net loss per share after adjustment for residual shares it is not indicated as a current net loss is indicated.

(Notes)

Basis for calculation of current net loss per share and current net income per share after adjustment for residual shares

	Previous Consolidated Accounting Term (January 1, 2004 – December 31, 2004)	Current Consolidated Accounting Term (January 1, 2005 – December 31, 2005)
Current net loss in consolidated profit and loss account ('000 yen)	3,149,212	31,328
Current net loss relating to ordinary shares ('000 yen)	3,149,212	31,328
Amount not attributable to ordinary shares ('000 yen)	-	-
Average number of ordinary shares during the term (shares)	78,613,588	82,703,858
Summary of residual shares not included in the current net income per share after such an adjustment due to lack of dilution effect.	Number of warrants in accordance with the special resolution under the Article 19.1 of Article 280 in the former commercial code (the number of shares for warrant exercise – 320,300 shares) and the rights to reserve new shares (numbering 4,305 rights). Fore more details, please refer to "Chapter 4 Summary of companies which submitted a financial statement (2) The right to reserve new shares".	-

(Important Post-balance sheet affairs)

<table>
<tr><th>Previous Consolidated Accounting Term
(January 1, 2004 – December 31, 2004)</th><th>Current Consolidated Accounting Term
(January 1, 2005 – December 31, 2005)</th></tr>
<tr><td>----</td><td>
1. Certificate of right to reserve a new share issue
At the meeting of the Board of Directors held on January 19, 2006, resolution No. 10, the right to reserve the new issues of the Allied Telesis Holdings Co., Ltd. (allocation of new share to a third party) was passed, with payment in full as of February 6, 2006.

(1) Condition of allocation
No. of rights: 1,000
Total value of issue: 65,000,000 yen
Share Price: 65,000 yen
(Value per share for the right exercise is 10 Yen)
Due date for payment: February 6, 2006 (Monday)
Handling financial institution: Sumitomo Trust and Banking Limited., Tokyo Chuo Branch

Summary of proposed assignee and the relationship between our company and the assignee
<table>
<tr><td colspan="2">Name of the proposed assignee</td><td>Takayoshi Oshima</td></tr>
<tr><td colspan="2">No. of rights to reserve new shares</td><td>1,000</td></tr>
<tr><td colspan="2">Amount paid</td><td>65,000,000 yen</td></tr>
<tr><td rowspan="2">Details of proposed assignee</td><td>Address</td><td>5602, L Lakeview Drive, Kirkland, WA, USA</td></tr>
<tr><td>Occupation</td><td>President and CEO of our company</td></tr>
<tr><td rowspan="3">Relationship</td><td>Capital contribution</td><td>No. of shares held by the proposed assignee 36,360,000</td></tr>
<tr><td>Transactions</td><td>NA</td></tr>
<tr><td>Personal Relationship</td><td>President and CEO of our company</td></tr>
</table>
2. Bond with the rights to reserve new shares
At the meeting of the Board of Directors held on January 19, 2006, resolution No. 10, the right to reserve the new issues of the Allied Telesis Holdings Co., Ltd. (with the special condition for the limited priority between the Convertible bonds with the rights to reserve the new issues) was passed, with payment in full as of February 6, 2006
(1) Condition of allocation
Registered or Non-registered: Non-registered
Total value of the issue: 5,000,000,000 Yen
Issuing value: 100 Yen per face value of 100 Yen
These rights will be issued with no payment required.
Coupon rate (%): no coupon attached
Method to pay interest: NA
Maturity date: February 6, 2008 (Wednesday)
Due date for payment: February 6, 2006 (Monday)
Handling financial institution: Sumitomo Trust and Banking Limited., Tokyo Chuo Branch

Summary of the proposed assign and the relation ship between our company and the assign
<table>
<tr><td colspan="2">Name of the proposed assignee</td><td>Merrill Lynch International</td></tr>
<tr><td colspan="2">Value of the allocated convertible bonds with the rights to reserve new shares (Face value)</td><td>5,000,000,000 yen</td></tr>
<tr><td colspan="2">Amount paid</td><td>5,000,000,000 yen</td></tr>
<tr><td rowspan="2">Details of proposed assignee</td><td>Address</td><td>Merrill Lynch Financial Centre 2 King Edward Street, London EC1A 1HQ United Kingdom</td></tr>
<tr><td>Name of representative</td><td>Bob Wigley</td></tr>
</table>
</td></tr>
</table>

	Relationship	Capital contribution	N/A
		Transactions	N/A
		Human relations	N/A

(5) Consolidated Schedules

Statement of convertible bonds

Name of company	Name of Bond	Issue date	Balance at the end of previous term ('000 yen)	Balance at the end of current term ('000 yen)	Coupon rate (%)	Secured/ Unsecured	Maturity Date
Allied Telesis Holdings Co., Ltd.	No. 2 Unsecured Convertible Bonds	September 30, 2005	-	800,000	6-Month TIBOR +0.15%	-	September 30, 2008
Total	-	-	-	800,000 (268,000)	-	-	-

(Note)

1. In the column "Balance at the end of the current term", the figures in the bracket show the expected redemption value within one year.

<1 year ('000 yen)	1 – 2 years ('000 yen)	2 – 3 years ('000 yen)	3 – 4 years ('000 yen)	4 – 5 years ('000 yen)
268,000	268,000	264,000	-	-

Statement on Borrowings

Items	Balance at the end of the previous term ('000 yen)	Balance at the end of the current term ('000 yen)	Average interest rate (%)	Repayment due date
Short-term loans	7,412,754	7,464,993	2.07	-
Long-term loans to be repaid within one year	5,303,200	4,561,378	1.83	-
Long-term loans (excluding loans to be repaid within one year)	5,595,718	4,756,424	2.01	From 2007 to 2008
Total	18,311,672	16,782,795	-	-

(Notes)

1. The "Average interest rate" is the weighted average interest rate to the balance of the borrowings at the end of the term.

2. Expected repayment amount of long-term loans within five years after the consolidated closing date is shown below:-

1–2 years ('000 yen)	2 – 3 years ('000 yen)	3 – 4 years ('000 yen)	4 – 5 years ('000 yen)
3,430,246	1,326,178	-	-

(2) Miscellaneous